Exhibit 99.1

Huize Holding Limited Reports Unaudited Financial Results for the Second Half and Full Year 2025

SHENZHEN, China, March 27, 2026 – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers, and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the second half and full year ended December 31, 2025.

Full Year 2025 Financial and Operational Highlights

•

Record-breaking insurance premiums: Both first year premiums (“FYP”) and gross written premiums (“GWP”) reached record highs of RMB4,630.8 million and RMB7,427.1 million in 2025, representing robust increases of 35.4% and 20.6% year-over-year, respectively. This remarkable performance was primarily driven by our high-quality customer base, consistently strong persistency ratios, and a diversified product portfolio designed to address the diverse financial and protection needs of our clients.

•

Strong revenue growth and efficiency gains drove sustained profitability: Total revenue increased by 26.7% year-over-year to RMB1,582.2 million in 2025. Our expense-to-income ratio notably improved from 32.2% in 2024 to 26.3% in 2025, demonstrating the impact of company-wide deployment of proprietary AI solutions, boosting productivity and optimizing workflows. As a result, we delivered a net profit attributable to common shareholders of RMB4.0 million, and a non-GAAP net profit attributable to common shareholders[1] of RMB22.6 million in 2025, marking our third consecutive year of non-GAAP profitability.

•

Cumulative number of insurance clients served increased to 12.3 million as of December 31, 2025. We cooperated with 158 insurer partners in mainland China and internationally, including 89 life and health insurance and 69 property and casualty insurance companies, as of December 31, 2025.

•	As of December 31, 2025, cash and cash equivalents were RMB250.8 million (US$35.9 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are pleased to report another year of encouraging results, with both GWP and FYP facilitated on our platform reaching record highs of RMB7.4 billion and RMB4.6 billion in 2025, respectively. Furthermore, through the company-wide deployment of our proprietary AI solutions, we continued to deliver profitability, reporting a non-GAAP net profit attributable to common shareholders of RMB22.6 million in 2025. This milestone marks our third consecutive year of non-GAAP profitability, a powerful testament to our disciplined execution and the long-term sustainability of our business model in an evolving market.”

“We continue to leverage our advanced AI solutions to acquire high-quality, mass-affluent customers and enhance customer engagement. In 2025, we acquired approximately 1.7 million new customers. The average age of customers purchasing long-term insurance products was 35.3 years, with 65.8% residing in tier-two cities and above. By the end of 2025, each of our 13th- and 25th-month persistency ratios for long-term life and health insurance products remained at industry-high levels of over 95%, underscoring the strong customer loyalty we attract with our diverse and tailored product offerings.”

[1]

Non-GAAP net profit attributable to common shareholders is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“To address the lifelong financial and protection needs of our customers, we continue to collaborate closely with insurer partners to co-develop and refine customized product offerings. In response to rising demand for high-quality financial planning solutions amid an aging demographic, we launched ‘Dajia Hui Xuan 2.0’, a participating annuity designed to provide premium and diversified retirement planning solutions. During the year, we also launched two million-yuan medical insurance products, namely ‘Xing Xiang Shou 2.0’ and ‘Chang Xiang An 3.0’. Together, these launches reinforce our core competitiveness in the medical insurance segment and lay a solid foundation for our long-term, sustainable growth.”

“We are making steady progress in executing our systematic three-pillar AI strategy. First, we have deployed AI solutions across the organization to foster an AI-native culture and enhance operational efficiency. These proprietary solutions have already been implemented in various business functions to automate core operations, including customer service and claims processing, contributing meaningfully to our efficiency improvement. As a result, our expense-to-income ratio improved by 5.9 percentage points year-over-year to 26.3% in 2025. Second, we upgraded our AI-powered client-facing app to better support key user scenarios, including product recommendations, personalized plan design and policy inquiries, enabling a more integrated, end-to-end user experience. Notably, AI-driven self-service policy purchases among new customers grew 50% year-over-year in 2025. Finally, we are advancing the AI transformation of our platform through the deployment of advanced AI agents across our front, middle and back offices. We also plan to leverage our extensive knowledge base to help insurer partners design and enhance products that more closely align with customers’ financial and protection needs.”

Second Half 2025 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB4,193.3 million (US$599.6 million) in the second half of 2025, representing an increase of 35.1% from RMB3,103.7 million in the same period of 2024. Within GWP facilitated in the second half of 2025, FYP accounted for RMB2,772.5 million (or 66.1% of total GWP), representing an increase of 45.0% year-over-year. Renewal premiums accounted for RMB1,420.8 million (or 33.9% of total GWP), representing an increase of 19.3% year-over-year.

Operating revenue was RMB901.7 million (US$128.9 million) in the second half of 2025, representing an increase of 37.5% from RMB655.7 million in the same period of 2024. The increase was primarily driven by the increase in both FYP facilitated and renewal premiums.

Operating costs

Operating costs were RMB662.0 million (US$94.7 million) in the second half of 2025, representing an increase of 45.9% from RMB453.7 million in the same period of 2024, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB120.5 million (US$17.2 million) in the second half of 2025, representing an increase of 18.9% from RMB101.4 million in the same period of 2024, primarily due to an increase in employee compensation .

General and administrative expenses were RMB88.2 million (US$12.6 million) in the second half of 2025, representing an increase of 18.4% from RMB74.5 million in the same period of 2024. This increase was primarily due to an increase in share-based compensation expenses.

Research and development expenses were RMB29.2 million (US$4.2 million) in the second half of 2025, representing a decrease of 2.2% from RMB29.9 million in the same period of 2024, primarily due to the decrease in rental and utilities expenses.

Net profit and non-GAAP net profit for the period

Net profit attributable to common shareholders was RMB1.8 million (US$0.3 million) in the second half of 2025, compared to net profit attributable to common shareholders of RMB15.8 million in the same period of 2024. Non-GAAP net profit attributable to common shareholders was RMB26.0 million (US$3.7 million) in the second half of 2025, compared to non-GAAP net profit attributable to common shareholders of RMB17.0 million in the same period of 2024.

Full Year 2025 Financial Results

GWP and operating revenue

GWP facilitated was RMB7,427.1 million (US$1,062.1 million) in 2025, representing an increase of 20.6% from RMB6,158.6 million in 2024. Of the GWP facilitated in 2025, FYP accounted for RMB4,630.8 million (or 62.4% of total GWP), representing an increase of 35.4% year-over-year. Renewal premiums accounted for RMB2,796.2 million (or 37.6% of total GWP), representing an increase of 2.1% year-over-year.

Operating revenue was RMB1,582.2 million (US$226.3 million) in 2025, representing an increase of 26.7% from RMB1,248.9 million in 2024. The increase in operating revenue was primarily driven by the increase in both FYP facilitated and renewal premiums.

Operating costs

Operating costs were RMB1,160.3 million (US$165.9 million) in 2025, representing an increase of 33.6% from RMB868.3 million in 2024. The increase was primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB220.3 million (US$31.5 million) in 2025, representing an increase of 14.5% from RMB192.4 million in 2024, primarily due to an increase in employee compensation.

General and administrative expenses were RMB136.3 million (US$19.5 million) in 2025, representing a decrease of 7.1% from RMB146.8 million in 2024. The decrease was partly related to a decrease in rental and utilities expenses.

Research and development expenses were RMB58.7 million (US$8.4 million) in 2025, representing a decrease of 5.9% from RMB62.4 million in 2024, primarily due to a decrease in rental and utilities expenses.

Net profit and Non-GAAP net profit for the year

Net profit attributable to common shareholders in 2025 was RMB4.0 million (US$0.6 million), compared to a net loss attributable to common shareholders of RMB0.6 million in 2024. Non-GAAP net profit attributable to common shareholders in 2025 was RMB22.6 million (US$3.2 million), representing an increase of 169.0% from RMB8.4 million in 2024.

Cash and cash equivalents

As of December 31, 2025, the Company’s cash and cash equivalents amounted to RMB250.8 million (US$35.9 million), compared to RMB233.2 million as of December 31, 2024.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, March 27, 2026 (8:00 P.M. Beijing/Hong Kong Time on Friday, March 27, 2025). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Second Half and Full Year 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI5ea2ea1bb6f245b5b2bece07d9d816b8

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), X (https://x.com/huizeholding) and Webull (https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

Dolly Zhang

Phone: +852 6996 4179

Email: dolly.zhang@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2024	2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	233,207	250,826	35,868
Restricted cash	61,708	51,473	7,361
Short-term investments	5,000	2,936	420
Contract assets, net of allowance for doubtful accounts	71,085	86,249	12,333
Accounts receivables, net of allowance for impairment	157,080	172,539	24,673
Insurance premium receivables	1,763	1,141	163
Amounts due from related parties	995	4,315	617
Prepaid expense and other receivables	68,171	89,504	12,799

Total current assets	599,009	658,983	94,234

Non-current assets
Restricted cash	29,883	29,683	4,245
Contract assets, net of allowance for doubtful accounts	28,435	45,574	6,517
Property, plant and equipment, net	47,083	38,242	5,469
Intangible assets, net	68,840	66,013	9,440
Long-term investments	66,716	65,012	9,297
Operating lease right-of-use assets	20,715	19,349	2,767
Goodwill	14,536	14,075	2,013
Other assets	8,981	1,236	177

Total non-current assets	285,189	279,184	39,925

Total assets	884,198	938,167	134,159

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	50,000	53,000	7,579
Accounts payable	202,054	194,951	27,878
Insurance premium payables	56,042	41,295	5,906
Other payables and accrued expenses	44,434	41,965	6,001
Payroll and welfare payable	41,005	81,813	11,699
Income taxes payable	2,575	7,953	1,139
Operating lease liabilities	16,743	17,275	2,470
Amount due to related parties	2,495	20,415	2,920

Total current liabilities	415,348	458,667	65,592

Non-current liabilities
Long-term borrowings	—	6,990	1,000
Deferred tax liabilities	14,875	14,380	2,056
Operating lease liabilities	24,082	14,966	2,140
Payroll and welfare payable	649	48	7
Other non-current liability	—	11,269	1,611

Total non-current liabilities	39,606	47,653	6,814

Total liabilities	454,954	506,320	72,406

Shareholders’ equity
Class A common shares	63	63	9
Class B common shares	10	10	1
Treasury stock	(29,513)	(29,513)	(4,220)
Additional paid-in capital	909,930	910,209	130,158
Accumulated other comprehensive loss	(12,864)	(14,695)	(2,101)
Accumulated deficits	(458,886)	(454,845)	(65,042)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	408,740	411,229	58,805
Non-controlling interests	20,504	20,618	2,948

Total shareholders’ equity	429,244	431,847	61,753

Total liabilities and shareholders’ equity	884,198	938,167	134,159

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Six Months Ended December 31,			For the Twelve Months Ended December 31,
	2024	2025		2024	2025
Operating revenue	RMB	RMB	USD	RMB	RMB	USD
Brokerage income	620,155	867,153	124,001	1,193,827	1,523,547	217,864
Other income	35,496	34,552	4,941	55,087	58,693	8,393

Total operating revenue	655,651	901,705	128,942	1,248,914	1,582,240	226,257

Operating costs and expenses
Cost of revenue	(450,119)	(658,632)	(94,183)	(855,496)	(1,153,880)	(165,003)
Other cost	(3,618)	(3,391)	(485)	(12,790)	(6,387)	(913)

Total operating costs	(453,737)	(662,023)	(94,668)	(868,286)	(1,160,267)	(165,916)

Selling expenses	(101,395)	(120,510)	(17,233)	(192,425)	(220,285)	(31,500)
General and administrative expenses	(74,468)	(88,183)	(12,610)	(146,769)	(136,346)	(19,497)
Research and development expenses	(29,912)	(29,247)	(4,182)	(62,391)	(58,688)	(8,392)

Total operating costs and expenses	(659,512)	(899,963)	(128,693)	(1,269,871)	(1,575,586)	(225,305)

Operating profit/(loss)	(3,861)	1,742	249	(20,957)	6,654	952

Other income/(expenses)
Interest income	1,819	2,602	372	4,139	4,047	579
Unrealized exchange loss	(440)	(158)	(23)	(684)	(927)	(133)
Investment income/(loss)	3,325	1,041	149	(511)	(328)	(47)
Others, net	12,275	143	20	17,179	1,325	189

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	13,118	5,370	768	(834)	10,771	1,540

Share of income/(loss) of equity method investee	1,957	1,631	233	1,535	(40)	(6)

Income tax expense	(135)	(3,770)	(539)	(135)	(7,194)	(1,029)

Net profit/(loss)	14,940	3,231	462	566	3,537	505

Net (loss)/profit attributable to non-controlling interests	(852)	1,480	212	1,215	(503)	(72)

Net profit/(loss) attributable to Huize Holding Limited	15,792	1,751	250	(649)	4,040	577

Net profit/(loss)	14,940	3,231	462	566	3,537	505
Foreign currency translation adjustment, net of tax	(825)	(1,361)	(195)	1,196	(1,831)	(262)
Comprehensive profit	14,115	1,870	267	1,762	1,706	243

Comprehensive (loss)/income attributable to non-controlling interests	(852)	1,480	212	1,215	(503)	(73)

Comprehensive income attributable to Huize Holding Limited	14,967	390	56	547	2,209	316

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,002,394,778	1,009,454,734	1,009,454,734	997,172,042	1,009,159,442	1,009,159,442
Net profit/ (loss) per share attributable to common shareholders
Basic and diluted	0.00	0.00	0.00	(0.00)	0.00	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Six Months Ended December 31,			For the Twelve Months Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Net profit/ (loss) attributable to common shareholders	15,792	1,751	250	(649)	4,040	577
Share-based compensation expenses	1,224	24,214	3,463	9,021	18,584	2,657

Non-GAAP net profit attributable to common shareholders	17,016	25,965	3,713	8,372	22,624	3,234